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                                                           For Immediate Release


                              CANDELA CORPORATION
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                              ANNOUNCES AMENDMENT
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                           TO STOCKHOLDER RIGHTS PLAN
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          Wayland, MA, March 26, 1996 - Candela Corporation announced today that it has amended its Stockholder Rights Plan effective immediately. Candela's Rights Plan, originally approved in September of 1992, is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders.

          Under the Rights Plan, each share of Common Stock is deemed to have attached to it a purchase right initially entitling the holder to purchase from the Company one share of Common Stock at an initial exercise price of $48.00 per share. Such purchase rights become exercisable for additional shares of Candela Common Stock upon the occurrence of a Triggering Event as defined in the Rights Plan. The Rights Plan was amended to adjust the threshold for becoming an Acquiring Person under the Plan from 18.5% to 25% of the Company's outstanding Common Stock. The definition of the term Stock Acquisition Date was also amended such that it will be the first date on which Candela's chief executive officer becomes aware that a person or entity has become an "Acquiring Person".

          Candela Corporation, headquartered in Wayland, Massachusetts, is a leader in the design, development, manufacture and sale of laser systems for medical and scientific applications.